Free Writing Prospectus Dated August 15, 2011

Registration Statement No. 333-155418-01

Filed Pursuant to Rule 433 of the Securities Act of 1933

FINAL TERM SHEET

Issuer:	Florida Power Corporation d/b/a Progress Energy Florida, Inc.

Supplemental Indenture:	Fiftieth, dated as of August 1, 2011

Format:	SEC Registered

Trade Date:	August 15, 2011

Settlement Date:	August 18, 2011

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.
KeyBanc Capital Markets Inc.
The Williams Capital Group, L.P.

Current Ratings Senior
Secured Debt:	Moody’s: A2
S&P: A (positive watch)
Fitch: A (negative outlook)

Security:	First Mortgage Bonds, 3.10% Series due 2021

Principal Amount:	$300,000,000

Date of Maturity:	August 15, 2021

Coupon:	3.10%

Interest Payment Dates:	Payable semi-annually in arrears on February 15 and August 15, beginning February 15, 2012

Public Offering Price:	99.796% of the principal amount thereof

Benchmark Treasury:	2.125% UST due on August 15, 2021

Benchmark Treasury Yield:	2.274%

Spread to Benchmark Treasury:	85 basis points

Re-offer Yield:	3.124%

Redemption Terms:	Optional — redeemable prior to May 15, 2021 (three months prior to maturity date), in whole or in part, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement) using applicable treasury rate plus 15 basis points; redeemable on and after May 15, 2021 (three months prior to maturity date), in whole or in part, at the option of the Company at a price of 100% plus accrued interest.

Special — redeemable prior to maturity, together with all other outstanding first mortgage bonds, in whole but not in part, upon the occurrence of specific events, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement).

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov (and more specifically, at the URL link http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000037637&owner=include). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.